GLOBEX

GMX	Toronto Stock Exchange
G1M	Frankfurt Stock Exchange
GLBXF	OTCQX – International Premier, USA

AMENDED AND RESTATED INTERIM REPORT

Nine months ended September 30, 2008 (Unaudited)

(Amended and restated to correct option revenue, cash flow, comprehensive income and to disclose information required by the following sections of the CICA : 1535, Capital disclosure, 3862, Financial Instruments – Disclosures, 3863, Financial Instruments – Presentation and 1400, General Standards of Financial Statement Presentation – going concern.)

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of September 30, 2008 and 2007. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

GLOBEX MINING ENTERPRISES INC., 86, 14TH STREET, ROUYN-NORANDA, QUEBEC J9X 2J1 CANADA

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Balance Sheets

Period ending September 30, 2008 and year ending December 31, 2007

	2008 (Unaudited)	2007 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 2,390,446	$ 2,242,511
Cash restricted for flow-through expenditures (*note 7*)	2,409,240	2,477,000
Marketable securities	3,452,412	3,791,908
Accounts receivable	269,797	514,320
Quebec refundable tax credit and mining duties refunds	86,112	907,517
Prepaid expenses	119,629	4,629
	8,727,636	9,937,885
Reclamation bonds	122,634	109,665
Property and equipment	544,806	339,882
Mineral properties and deferred exploration expenses	8,088,196	5,936,787
	17,483,272	16,324,219
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	620,373	981,617
Income tax payable	323,891	-
	944,264	981,617
Future income and mining taxes	2,723,871	700,793
Shareholders' equity		
Share capital		
Authorized: Unlimited common shares with no par value		
Issued and fully paid: 18,342,574 common shares (2007 - 17,822,674 common shares) (*note 8*)	45,034,475	44,566,116
Contributed surplus	2,593,504	2,500,455
Deficit	(31,818,765)	(33,955,212)
Accumulated other comprehensive income (*note 12*)	(1,994,077)	1,530,450
	13,815,137	14,641,809
	17,483,272	16,324,219

Approved by the Board

(Signed)
Jack Stoch, Director

(Signed)
Dianne Stoch, Director

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Operations and Comprehensive Income

Periods ended September 30, 2008 and 2007

	Three months		Nine months	
(Unaudited)	**2008**	2007	**2008**	2007
Revenues				
Option income	**$ 65,000**	$ -	**$ 3,120,925**	$ 127,000
Metal royalty income	**48,540**	10,163	**928,621**	27,016
Gain on sale of marketable securities	**10,375**	423,900	**69,662**	538,487
Interest income	**43,332**	40,934	**124,120**	119,942
Other	**7,201**	-	**21,009**	25,379
	174,448	474,997	**4,264,337**	837,824
Expenses				
Amortization	**15,340**	11,027	**41,296**	26,748
(Gain) loss on foreign exchange translation	**(22,485)**	21,486	**(37,911)**	37,439
Administration costs	**124,816**	154,346	**474,268**	390,937
Professional fees and outside services	**146,374**	51,447	**407,446**	260,002
Stock-based compensation *(note 8)*	**-**	578,279	**95,192**	985,128
Write down of mineral properties and deferred exploration expenses	**26,363**	20,006	**84,668**	53,908
	290,408	836,591	**1,064,959**	1,754,162
Earnings (loss) before income and mining taxes	**(115,960)**	(361,594)	**3,199,378**	(916,338)
Income taxes	**-**	-	**323,891**	-
Future income and mining tax expense (recovery)	**(34,815)**	-	**654,040**	-
Net earnings (loss)	**(81,145)**	(361,594)	**2,221,447**	(916,338)
Net earnings (loss) per common shares *(note 9)*				
Basic & Diluted	**-**	(0.02)	**0.12**	(0.05)
Deficit				
Balance, beginning of period	**(31,652,620)**	(33,492,440)	**(33,955,212)**	(32,936,505)
Net earnings (loss)	**(81,145)**	(361,594)	**2,221,447**	(916,338)
Share issue expenses	**(85,000)**	(163,384)	**(85,000)**	(164,575)
Balance, end of period	**(31,818,765)**	(34,017,418)	**(31,818,765)**	(34,017,418)
Other comprehensive income, net of taxes				
Changes in unrealized gains on available-for-sale marketable securities				
Unrealized (losses) gains arising during the period, net of taxes for the quarter of $(155,079) and $(260,268) for the year	**(2,969,285)**	568,542	**(3,478,014)**	2,944,383
Reclassification in net earnings (loss) on gains realized from available-for-sale marketable securities, net of taxes for the quarter and the year of $(23,149)	**12,774**	(357,664)	**(46,513)**	(454,348)
	(2,956,511)	210,878	**(3,524,527)**	2,490,035
Net earnings (loss)	**(81,145)**	(361,594)	**2,221,447**	(916,338)
Comprehensive (loss) income	**(3,037,656)**	(150,716)	**(1,303,080)**	1,573,697

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows

Periods ended September 30, 2008 and 2007

	Three months		Nine months	
(Unaudited)	**2008**	2007	**2008**	2007
Operating activities				
Net earnings (loss)	**$ (81,145)**	$ (361,594)	**$ 2,221,447**	$ (916,338)
Items not affecting cash:				
Option income received in marketable securities	**(10,000)**	-	**(2,705,925)**	-
Amortization	**15,340**	11,027	**41,296**	26,748
Reinvested revenues on reclamation bond	**(5,386)**	6,946	**(12,969)**	13,331
Gain on sale of marketable securities	**(10,375)**	(423,898)	**(69,662)**	(538,487)
Write down of mineral properties and deferred exploration expenses	**26,363**	-	**84,668**	-
Future income and mining tax expense (recovery)	**(34,815)**	-	**654,040**	-
Stock-based compensation	**-**	578,279	**95,192**	985,128
Changes in non-cash operating working capital items *(note 13)*	**1,553,493**	554,550	**913,957**	753,241
	1,453,475	365,308	**1,222,044**	323,623
Financing activities				
Issuance of share capital	**2,125,000**	4,002,507	**2,131,500**	4,042,977
Buy-back of share capital	**(2,435)**		**(12,436)**	
Share capital issue expenses	**(85,000)**	(163,384)	**(85,000)**	(164,575)
	2,037,565	3,839,123	**2,034,064**	3,878,402
Investing activities				
Acquisition of property and equipment	**(217,554)**	(222,651)	**(246,221)**	(231,706)
Deferred exploration expenses	**(674,509)**	(915,251)	**(2,226,214)**	(1,645,581)
Mineral properties acquisitions	**(4,260)**	(2,425)	**(10,245)**	(76,979)
Quebec refundable tax credit and mining duties refund, option and grant proceeds, reducing mineral properties and deferred exploration expenses	**-**	-	**-**	(30,957)
Proceeds on sale of marketable securities	**1,463,275**	4,368,260	**7,215,811**	4,540,367
Acquisition of marketable securities	**(3,479,467)**	(4,210,580)	**(7,909,064)**	(2,696,520)
Cash restricted for flow-through expenditures	**(1,456,024)**	(2,306,667)	**67,760**	(3,217,247)
	(4,368,539)	(3,289,314)	**(3,108,173)**	(3,358,623)
Net increase (decrease) in cash and cash equivalents	**(877,499)**	915,117	**147,935**	843,402
Cash and cash equivalents, beginning of period	**3,267,945**	258,498	**2,242,511**	330,213
Cash and cash equivalents, end of period	**2,390,446**	1,173,615	**2,390,446**	1,173,615

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Deferred Exploration Expenditures

Periods ended September 30, 2008 and 2007

(Unaudited)	Three months 2008	Three months 2007	Nine months 2008	Nine months 2007
Current expenses				
Geology	**$ 69,069**	$ 129,920	**$ 218,887**	$ 243,700
Labour	**68,767**	57,968	**175,234**	98,240
Consulting	**17,140**	5,127	**33,736**	11,015
Geophysics	**6,022**	240,672	**436,829**	448,391
Drilling	**374,938**	333,584	**927,349**	599,729
Laboratory analysis	**51,360**	25,774	**139,535**	35,561
Core shack rental and storage	**50,281**	17,021	**76,925**	36,801
Equipment rental	**14,664**	12,798	**38,009**	31,255
Mining property tax	**4,995**	12,704	**32,330**	51,946
Transport & road access	**(18,119)**	4,079	**34,693**	9,225
Permits	**538**	1,190	**1,118**	2,102
Reports and maps	**2,659**	7,210	**5,440**	10,985
Supplies	**10,220**	19,025	**35,550**	28,371
Line cutting	**1,375**	22,694	**49,979**	42,264
Environmental rehabilitation	**20,600**	-	**20,600**	-
Prospecting	**-**	45,490	**-**	49,905
Total current exploration expenses	**674,509**	935,257	**2,226,214**	1,699,490
Deferred exploration expenses - beginning of period	**4,617,193**	2,350,699	**3,123,793**	1,620,369
Exploration expenses written down	**(26,363)**	(20,006)	**(84,668)**	(53,908)
Deferred exploration expenses - end of period	**5,265,339**	3,265,950	**5,265,339**	3,265,950

Notes to the Interim Consolidated Financial Statements

September 30, 2008 (unaudited)

1. Description of the business

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, rare earth, nickel, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the International Premier OTCQX, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Globex's current net assets combined with projected option and royalty revenues cause management to believe that the Company can operate as a going concern for the foreseeable future.

2. Changes in accounting policies

Capital Disclosure
On January 1, 2008, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, "Capital Disclosures". This section established guidelines for disclosure of information regarding an entity's capital which will enable users of its financial statements to evaluate an entity's objectives, policies and procedures for managing capital. Note 15 contains the disclosures required by this new Standard.

Financial Instruments - Disclosures
On January 1, 2008, the Company adopted the new CICA Handbook Section 3862, "Financial Instruments - Disclosures". This section describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance, the nature and the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. This section complements the principles of recognition, measurement and presentation of financial instruments of Section 3855, Financial Instruments - Recognition and measurement", Section 3863, "Financial Instruments - Presentation", and Section 3865, "Hedges". The additional disclosures required by this new Standard are provided in note 14.

Financial Instruments - Presentation
On January 1, 2008, the Company adopted the new CICA Handbook Section 3863, "Financial Instruments - Presentation". This section retains, unchanged, the standards for presentation of financial instruments as either liabilities or equity and their related income and expenses which were previously contained in Section 3861 "Financial Instruments - Presentation and Disclosure". The adoption of this standard had no effect on the Company's financial statements.

Going concern
On January 1, 2008, the Company adopted the new CICA Handbook Section 1400, "General Standards of Financial Statement Presentation" to include requirements to assess an entity's ability to continue as a going concern and disclose material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. The adoption of this standard had no effect on the Company's financial statements.

Notes to the Interim Consolidated Financial Statements

3. Accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same account principles and methods of application as used in the latest annual consolidated financial statements and as disclosed in note 2 to Globex's financial statements for the year ended December 31, 2007. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2007 Annual Report.

4. Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

5. Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

6. Comparative consolidated financial statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2008.

7. Cash restricted for flow-through expenditures

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at September 30, 2008, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $2,409,240 (2007 - $2,477,000).

8. Share capital

Authorized and issued

Authorized, unlimited number of common shares, no par value

	2008		2007	
Balance, beginning of year	**17,822,674**	**$ 44,566,116**	16,459,550	$ 38,983,570
Stock options exercised	**25,000**	**8,250**	335,000	375,608
Private placement (i)	**500,000**	**2,125,000**	806,724	4,000,007
Mining property acquisition	-	-	210,000	1,155,000
Purchase warrants exercised	-	-	11,400	51,931
Normal course issuer bid (ii)	**(5,100)**	**(12,436)**	-	-
Tax benefits renounced - flow-through (iii)	-	**(1,652,455)**	-	-
Balance, end of year	**18,342,574**	**45,034,475**	17,822,674	44,566,116

(i) During the quarter ended September 30, 2008, Globex issued 500,000 flow-through shares for a cash consideration of $2,125,000 (2007 - 806,724 flow-through shares for $4,000,007) before share issuance expenses.

(ii) As at September 30, 2008, Globex repurchased and cancelled 5,100 common shares under its normal course issuer bid (NCIB) for $12,436 ($2.44 per share). The book value of these shares is $12,699 ($2.49 per share).

(iii) In accordance with EIC 146, the Company recognizes the tax effect of flow through shares issued only when the Company files the renouncement documents with the tax authorities to renounce the tax credit associated with the expenditures. The tax effect of flow through shares issued in 2007 amounts to $1,070,163 and was recorded in January 2008. The tax effect of flow through shares issued during the third quarter of 2008 amounts to $582,292.

Notes to the Interim Consolidated Financial Statements

As at September 30, 2008, 36,100 (2007 - 411,100) common shares are held in escrow. With permission from the "Autorité des marchés financiers", 375,000 common shares issued as partial consideration for the Lyndhurst property were released from escrow. The remaining 36,100 common shares were issued as consideration for a property, which has since been abandoned, thus the shares will never be released from escrow.

Share purchase warrants

The Company has no warrants issued, exercised or expired during the period.

Stock option plan

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 880,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

A summary of changes in Globex's outstanding stock options is presented below:

	2008		2007	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Balance, beginning of year	**2,415,500**	**$ 1.67**	2,625,500	$ 1.35
Expired	**(100,000)**	**5.03**	(100,000)	1.95
Exercised	**(25,000)**	**0.26**	(335,000)	0.43
Extended	**-**	**-**	100,000	1.95
Granted	**225,000**	**4.11**	125,000	5.03
Matured	**(250,000)**	**5.16**	-	-
Balance, end of year	**2,265,500**	**1.38**	2,415,500	1.67

The following table summarizes information about the stock options outstanding and exercisable as at September 30, 2008:

	Range of prices	Number of options outstanding and exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$	0.20 - 0.34	1,183,000	3.00	$ 0.31
	0.75 - 0.80	500,000	7.01	0.79
	1.95 - 2.99	125,000	2.21	2.16
	3.15 - 4.45	302,500	4.77	4.02
	5.00 - 6.81	155,000	1.71	5.71

Notes to the Interim Consolidated Financial Statements

Stock-based compensation

The Company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock. The Company granted 225,000 stock options to service providers and employees during the second quarter of 2008. Globex uses the Black-Scholes model to estimate fair value using the following weighted average assumptions:

	2008	2007
Expected dividend yield	**nil**	nil
Expected stock price volatility	**67.4%**	85.8%
Risk free interest rate	**2.78%**	4.06%
Expected life	**1.22 years**	3 years
Total stock-based compensation	**$ 95,192**	$ 985,128

9. Net earnings (loss) per common share

Basic earnings (loss) per common share are calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share are calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted earnings per share:

	Three months		Nine months	
	2008	2007	**2008**	2007
Numerator				
Net earnings (loss) for the year	**$ (81,145)**	$ (361,594)	**$ 2,221,447**	$ (916,338)
Denominator				
Weighted average number of common shares - basic	**18,266,976**	16,918,611	**17,976,419**	16,703,265
Effect of dilutive shares (i)				
Stock options	**-**	-	**1,683,000**	-
Weighted average number of common shares - diluted	**18,266,976**	16,918,611	**19,659,419**	16,703,265
Basic and diluted net earnings (loss) per share	**-**	$ (0.02)	**$ 0.12**	$ (0.05)

(i) The stock options are not included in the computation of diluted loss per share in 2007 and the third quarter 2008 as their inclusion would be anti-dilutive.

10. Joint arrangements

On July 1, 2004, the Company entered into a joint arrangement with Queenston Mining Inc. agreeing to pool the Company's Cadillac - Wood Gold Mine claims and Queenston's adjacent claims, the Pandora gold property. With Globex as operator, the venturers will participate jointly in exploration, development and mining of mineral resources within the expanded property package.

Notes to the Interim Consolidated Financial Statements

11. Related party transactions

The Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

	2008	2007
Compensation - Jack Stoch, President and CEO	$ 119,997	$ 67,500
Compensation - Dianne Stoch, Secretary-Treasurer and CFO	90,000	54,000
Rent - Core facility, core storage and equipment	24,500	17,625
Property - Building and land for core facilities	212,800	-
Cadillac - Wood Gold Mine property option	-	425,250
	447,297	564,375

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up. The Board of Directors approved the purchase of a building and land for core storage and working facility for $212,800, the value established by a licensed property evaluator.

12. Accumulated other comprehensive income

	2008	2007
Unrealized gains on available-for-sale marketable securities		
Balance, beginning of year	$ 1,530,450	$ -
2007 changes in accounting policies	-	168,216
	1,530,450	168,216
Net change during the year	(3,524,527)	1,362,234
Balance, end of year	(1,994,077)	1,530,450

13. Additional information to the cash flow statement

Changes in non-cash working capital items

	2008	2007
Accounts receivable	$ 244,523	$ (87,877)
Quebec refundable tax credit and mining duties refunds	821,787	243,169
Prepaid expenses	(115,000)	38,545
Accounts payable and accrued liabilities	(37,353)	559,404
	913,957	753,241

14. Financial instruments and risk management

Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

In April 2008, the Company received 3,886,018 shares of First Metals inc., a public company, as consideration for an option revenue contract. Because sale of the shares is restricted for a period of 4 months, the fair value of the shares was estimated using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and the market price of the shares. Based on the independent evaluator report, the fair value of the shares was estimated at $2,695,925 ($0.69375 per share).

Notes to the Interim Consolidated Financial Statements

Risk management

The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date of September 30, 2008.

At September 30, 2008, the Company had $2 million in financial instruments, classified as marketable securities on the balance sheet. The Company's cash and cash equivalents and cash restricted for flow-through expenditures are distributed between two Canadian banking institutions, members of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk at the reporting date was:

	2008	2007
Cash and cash equivalents	$ 2,390,446	$ 2,242,511
Cash restricted for flow-through expenditures	2,409,240	2,477,000
Accounts receivable	269,797	514,320
	5,069,483	5,233,831

Cash equivalents and restricted cash for flow-through expenditures mature between 30 and 90 days from the date of the investment with an average interest rate of 3.2% (2007 - 3.9%).

Accounts receivable are mainly made up of taxes receivable and receivables from government authorities. As these receivables arise from legislative measures they do not represent a high credit risk. Allowance for doubtful accounts was nil in Q3 2008 and $4,000 in 2007.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 15 "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through flow-through shares, operating cash flows and the utilization of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

Foreign exchange risk

As at September 30, 2008, the Company has cash in US dollars for an amount of $1,093,978. The Company has estimated that a one percent increase or decrease in the US exchange rate would be insignificant.

Notes to the Interim Consolidated Financial Statements

Interest rate risk

The Company is not exposed to a significant interest rate risk since the Company has no credit facility.

The large majority of the cash and cash equivalents and cash restricted for flow-through expenditures is invested in Canadian dollar denominated short term instruments with fixed interest rates.

Only the interest revenue arising from the balance of operating cash accounts is therefore subject to interest rate fluctuations.

Based on the balances outstanding during the period ended September 30, 2008, a 1% increase (decrease) in the interest rate index would have no significant impact on earnings before income taxes.

15. Capital Disclosure

The Company is currently not subject to externally imposed capital requirements. The Company defines its capital as being constituted by its shareholders' equity. The Company manages its capital structure based on the relationship between the cash surplus, itself composed of financial liabilities, net of cash and cash equivalents, cash restricted for flow-through expenditures and shareholder's equity.

The company's capital management objectives are to :

i) Have sufficient capital to be able to meet the Company's mining properties exploration and mining development plan in order to ensure the growth of the activities.

ii) Have sufficient access to liquidity to fund the exploration expenses and the working capital requirements.

The Company monitors capital on the basis of the cash surplus to equity ratio. These ratios at September 30, 2008 and December 31, 2007 were as follows:

	2008	2007
Cash and cash equivalents	$ **2,390,446**	$ 2,242,511
Cash restricted for flow-through expenditures *(note 7)*	**2,409,240**	2,477,000
	4,799,686	4,719,511
Exploration expenditure obligations	**(2,409,240)**	(2,477,000)
Cash surplus	**2,390,446**	2,242,511
Shareholders' equity	**13,815,137**	14,641,809
Cash surplus / Shareholders equity	**0.17 : 1**	0.15 : 1

Form 52-109F2R

Certification of Refiled Interim Filings

This certificate is being filed on the same day that **Globex Mining Enterprises Inc.** (the "issuer"), has refiled the interim financial statements and the MD&A.

I, Jack Stoch, President and Chief Executive Officer of **Globex Mining Enterprises Inc.**, certify the following:

1. ***Review***: I have reviewed the interim financial statements and the MD&A (together, the "interim filings") of the issuer for the interim period ending ***September 30, 2008***;

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 ***ICFR - material weakness relating to design:*** The issuer has disclosed in its annual MD&A for each material weakness relating to design existing at the financial year end

(a) a description of the material weakness

(b) the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c) the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 ***N/A***

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on ***July 1, 2008*** and ended on ***September 30, 2008*** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: **August 7, 2009**

"Signed"

Jack Stoch
President and Chief Executive Officer